                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number   1-12848
                                                                  ------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                      June 30, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

- ------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- ------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- ------------------------------------------------------------------------------


                       PART I -- REGISTRANT INFORMATION

                            CROWN LABORATORIES, INC.
- ------------------------------------------------------------------------------
Full Name of Registrant


- ------------------------------------------------------------------------------
Former Name if Applicable

                              6780 Caballo Street
- ------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                              Las Vegas, NV 89119
- ------------------------------------------------------------------------------
City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                            Jim Schropp                        (202)             639-7110
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- ------------------------------------------------------------------------------
                            CROWN LABORATORIES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August 14, 1996             By   /s/ Craig E. Nash CEO
     ---------------------------         -------------------------------------



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

- ------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
- ------------------------------------------------------------------------------





                                               (Attach Extra Sheets If Needed)

                                                                    EXHIBIT 1


                                   FORM 12b-25
                          NOTIFICATION OF LATE FILING


                                    PART III
                                  Attachment A

          The registrant's 10-QSB could not be filed within the prescribed time period due to the unreasonable effort involved in the timely completion of an ongoing review regarding certain issues presently being conducted by the registrant's accountants.

                                    PART IV(3)
                                  Attachment B

                            CROWN LABORATORIES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)

                                            For the three months ended               For the six months ended

                                         June 30, 1996       June 30, 1995       June 30, 1996       June 30, 1995
                                        --------------       --------------      --------------      ---------------
Net Sales                                $       -           $       -           $       -            $       -
  Cost of sales                                  -                   -                   -                    -
                                         -------------        --------------      --------------      ---------------

Gross Profit                                     -                    -                   -                    -
  General and Administrative Expenses        1,016,870               730,434           1,912,766            1,385,404
                                         -------------         -------------       -------------       --------------

Loss From Operations                        (1,016,870)             (730,434)         (1,912,766)          (1,385,404)

  Other Income/(Expense)
    Other Income                                25,200                -                   50,400                -
    Interest Expense                           (44,309)              (42,486)            (85,471)             (68,896)
    Interest Income                              1,102                10,468               5,967               28,743
                                         -------------         -------------        ------------        -------------

Loss Before Income Taxes                    (1,034,877)             (762,452)         (1,941,870)          (1,425,557)

  Income Tax Provision                           -                    -                   -                     -
                                         -------------          ------------         -----------         ------------

Net Loss                                 $  (1,034,877)         $   (762,452)        $(1,941,870)        $ (1,425,557)
                                         =============          ============         ===========         ============

NET LOSS PER SHARE                       $       (0.07)         $      (0.06)        $     (0.14)        $      (0.11)
                                         =============          ============         ===========         ============

WEIGHTED AVERAGE NUMBER OF
COMMON AND COMMON EQUIVALENT
SHARES OUTSTANDING                          14,166,236            12,528,058          14,166,236           12,528,058
                                         =============          ============         ===========         ============


          The Company continues to be in the start-up phase of operations and as such has not generated significant revenues. Higher expenses for 1996 vs the same period in 1995 result from additional staffing, higher operating expenses and start-up expenses.






                             REASON FOR AMENDMENT

          This amendment is filed to remove the "Subsequent Events" section which was filed in error in the original 12b-25 filing.